Mail Stop 3561

July 9, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Bruce E. Zurlnick
Chief Financial Officer
Finlay Enterprises, Inc.
529 Fifth Avenue
New York, NY 10017

> **Re:** **Finlay Enterprises, Inc.**
> **Finlay Fine Jewelry Corporation**
> **Form 10-K for the fiscal year ended February 2, 2008**
> **Filed April 17, 2008**
> **Form 10-Q for the quarter ended May 3, 2008**
> **Filed June 12, 2008**
> **File No. 000-25716**

Dear Mr. Zurlnick:

　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K February 2, 2008

Management's Discussion and Analysis, page 24

Liquidity and Capital Resources, page 33

1. Please explain how you expect to address your deteriorating liquidity position. Reference is made to Regulation S-K Item 303(a)(1).

2. In Note 17 you disclose the inability of Macy's to pay its accounts receivable could have a materially adverse effect on your results. Please discuss the impact to your liquidity position.

3. Please describe how cash flows from discontinued operations are reflected in the cash flows statements, and, if material, quantify those cash flows if they are not separately identified in those statements. In addition, when discontinued operations are reflected in the current fiscal year, describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the company's future liquidity and capital resources.

Critical Accounting Policies and Estimates, page 37

Merchandise Inventories, page 37

4. Reference is made to the second paragraph. Please tell us and revise your disclosure to indicate how often you perform a physical inventory.

Revenue Recognition, page 38

5. Given the high dollar value of the items you sell coupled with the variability in the value of precious metals please elaborate on your return policy and explain and how you are able to reasonably estimate product returns.

Self Insurance, page 39

6. We note that you consider the policies and estimates applicable to self insurance reserves to be among your critical accounting policies and estimates. Please revise the notes to your financial statements to provide a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year. Conversely, you may provide such information as part of your analysis of reserve accounts included in Schedule II to your financial statements. In your disclosures regarding critical accounting estimates, you should discuss your policy for incurred but not reported claims, the limits of stop loss insurance

coverage, if any, and significant yearly changes as well as trends and uncertainties.

Item 8 Financial Statements and Supplementary Data, page 42

Item 9A. Controls and Procedures, page 42

Disclosure Controls and Procedures, page 42

7. We note you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified. Your disclosure includes a partial definition of disclosure controls and procedures. Please note that you are not required to include any of the definition of disclosure controls and procedures, but if you choose to include the definition you must include the "entire definition" which can be found in Exchange Act Rule 13a-15(e). In future filings, please revise your disclosure to either exclude all of the definition of disclosure controls and procedures, or include all of the definition. In this regard, with respect to your current disclosure, please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Note 5 – Merchandise Inventories, page F-20

8. We note in November 2006 you agreed to terminate your gold consignment agreement. Among the factors you considered was the Company's belief that it could better manage its margins. This appears to contrast your disclosure in Management's Discussion and Analysis that purchasing goods on consignment increases profitability (page 25) and is advantageous in terms of liquidity and your ability to obtain long-term financing (page 36). Please explain or revise your disclosures to be consistent.

Form 10-Q May 3, 2008

Management's Discussion and Analysis, page 17

Liquidity and Capital Resources, page 23

9. We note in April you were notified of the possibility your stock may be delisted from NASDAQ and in May Standard and Poor's Rating Services downgraded

your Company's credit ratings and lowered their outlook. Please discuss the effect this may have on your liquidity, specifically your covenants, your ability to fund working capital, meet debt service obligations and obtain advantageous terms on merchandise from vendors. See SEC Release 33-8350.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or Donna DiSilvio, Review Accountant at (202) 551-3202 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

H. Christopher Owings
Assistant Director